Exhibit 99.2

FINAL TRANSCRIPT

Conference Call Transcript

GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Event Date/Time: Mar. 12. 2009 / 8:30AM ET

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

CORPORATE PARTICIPANTS

Susan Hubbard

Gilead Sciences - IR

John Martin

Gilead Sciences - Chairman & CEO

John Milligan

Gilead Sciences - President & COO

Kevin Young

Gilead Sciences - EVP, Commercial Operations

Robin Washington

Gilead Sciences - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Thomas Wei

Piper Jaffray - Analyst

Yaron Werber

Citi - Analyst

Sapna Srivastava

Morgan Stanley - Analyst

Mark Schoenebaum

Deutsche Bank - Analyst

Geoff Meacham

JPMorgan - Analyst

Geoff Porges

Sanford Bernstein - Analyst

Phil Nadeau

Cowen & Company - Analyst

Bill Tanner

Leerink Swann - Analyst

Michael Aberman

Credit Suisse - Analyst

Joel Sendek

Lazard Capital Markets - Analyst

Jason Kantor

RBC Capital Markets - Analyst

Maykin Ho

Goldman Sachs - Analyst

Jim Birchenough

Barclays Capital - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to this morning’s conference call to discuss the announcement made early today regarding Gilead Sciences’ agreement to acquire CV Therapeutics.

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

I would now like to turn the call over to Susan Hubbard, Vice President of Investor Relations. Please go ahead.

Susan Hubbard - Gilead Sciences - IR

Good morning, everyone. Thank you for joining us this morning on such short notice. We’re pleased to announce that Gilead Sciences and CV Therapeutics have signed an agreement under which Gilead will acquire CV Therapeutics. By now, I hope you have seen our press release regarding the acquisition which was issued early this morning.

On our call today, we would like to provide you with some of the highlights, rationale and financial terms of the agreement, and also give you the opportunity to ask any questions you may have. Joining me on today’s call are John Martin, Chairman and Executive Officer; John Milligan, President and Chief Operating Officer; Kevin Young, Executive Vice President of Commercial Operations; and Robin Washington, Senior Vice President and Chief Financial Officer. We’ll keep our prepared remarks brief in order to allow as much time as possible for your questions.

Before I turn the call over to John Martin, though, I would first like to remind you that we’ll be making forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. Statements in this conference call relating to the consummation of the contemplated acquisition are subject to the possibility that one or more of the closing conditions to the tender offer might not be satisfied, including the possibility that regulatory approvals may not be attained.

In addition, we are moving into a quiet period in connection with the tender offer, so we are limited on the details we can share. Statements relating to the expected benefits of the contemplated acquisition are subject to the risks that expected synergies will not be achieved and that the operations, products and employees of Gilead and CV Therapeutics will not be integrated successfully, the market for CV Therapeutics products may not develop as anticipated, and CV Therapeutics products are not approved by regulatory authorities; as well as the general risks associated with the respected businesses of Gilead and CV Therapeutics as described in the reports and other documents filed by each of us with the Securities and Exchange Commission.

I will now turn the call over to John Martin.

John Martin - Gilead Sciences - Chairman & CEO

Thank you, Susan. Good morning, everyone. Our planned acquisition of CV Therapeutics represents a strategic fit, scientifically and commercially, that will broaden and strengthen our growing cardiovascular portfolio, provide us with a proven organization capable of advancing an extensive pipeline, and an accomplished and experienced management team under the leadership of Lou Lange.

This acquisition immediately delivers two marketed products, Ranexa and Lexiscan, to our franchise, as well as a pipeline that includes several interesting candidates in clinical development. Ranexa, the Company’s first marketed product, offers significant advantages for patients suffering from chronic angina.

Lexiscan is a pharmacologic stress agent indicated for radionuclide myocardial perfusion imaging in patients unable to undergo adequate exercise stress.

As you may be aware, Ranexa received an updated label from the FDA in November of 2008. The drug is now indicated for first-line therapy that can be used alone or in combination with traditional therapies, such as beta blockers, calcium channel blockers and nitrates for the treatment of chronic angina.

This revised labeling provides a tremendous opportunity to relaunch Ranexa and build upon its prior success. We believe the in-depth knowledge of the Ranexa cardiology sales force paired with our commercial operations, resources and expertise will allow us to have a significant impact on the success of CV Therapeutics’ efforts to expand the usage of Ranexa for patients in need.

Operationally, the Ranexa cardiology sales force of approximately 170 representatives provides us an immediate footprint as we begin to prepare for the potential launch of darusentan in resistant hypertension. Lexiscan is currently marketed in North America by Astellas, but is not partnered outside of North America. An EMEA filing seeking approval in the European Union is anticipated later this year.

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Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

In summary, we are very excited about this opportunity to expand our cardiovascular franchise with a promising relaunch of Ranexa in particular. We are confident that we can execute an expeditious and efficient integration of our two teams.

With those comments, I would now like to turn the call over to John Milligan so that he may walk you through some of the specifics of the deal terms, and then we’ll be happy to answer your questions.

John Milligan - Gilead Sciences - President & COO

Thank you, John, and good morning everyone. First, I need to be clear that this announcement is neither an offer to purchase nor a solicitation of an offer to sell CV Therapeutics’ shares. The tender offer will only be made through an offer to purchase letter of transmittal and related tender offer materials.

At the time the expected tender offer has commenced, Gilead will file these tender offer materials with the Securities and Exchange Commission, and CVT will file a solicitation recommendation statement with respect to the offer. The tender offer materials and the solicitation recommendation statement will contain important information.

Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation recommendation statement will be sent free of charge to all stockholders of CV Therapeutics.

With that said, I’d like to walk you through the transaction terms. Under the terms of the agreement, Gilead will pay $20 per share of CVT stock in a cash tender offer for a total deal value of approximately $1.4 billion, including assumption of all outstanding options. This transaction includes a cash offer made directly to CVT shareholders and the subsequent merger to cash out any shares not tendered.

As Gilead has cash reserves in excess of $3 billion and positive operating cash flow, we have sufficient cash on hand to complete this transaction. We are currently expecting that the deal will be dilutive to Gilead’s earnings in 2009, neutral to accretive in 2010, and accretive in 2011 and beyond.

As you may know, new accounting rules around business acquisitions recently became effective and as such, we will provide more detailed information related to the impact of this transaction on our current 2009 guidance, as well as future financial results, once we have completed the transaction.

We anticipate that the tender offer will be completed in the second quarter of this year, subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other standard conditions typical of deals of this size and scope and other standard conditions typical of deals of this size and scope. We are very excited about the agreement to acquire CVT. We look forward to working together with CVT’s dedicated and experienced staff to bring Ranexa to patients in need and to deliver on the potential of the Company’s promising pipeline programs.

I will now turn the call over to the operator to begin the question-and-answer portion of the call. Operator.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) Thomas Wei, Piper Jaffray.

Thomas Wei - Piper Jaffray - Analyst

Thanks for taking my question. I guess I am curious what you think the peak sales potential is for Ranexa. Are those just in the angina indication? Do you assume arrhythmia, diabetes sales, and how do you think about the whole patent situation and the potential for a Paragraph 4 challenge next year?

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Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

John Milligan - Gilead Sciences - President & COO

Hi, Tom, this is John Milligan. Thanks for the question. As you know, we don’t ever talk about markets in terms of peak dollar size, but we can talk about the patient size for the angina market in the United States. And our valuation assumptions really go to the core claims that are currently in the label. So we are not considering valuation on other indications which could be there in the future, although we will certainly work with the CVT team to consider pursuing those indications.

As we see the market in the United States, there’s about 10 million people with chronic angina. And based on the profile of Ranexa and certainly the new labeling, we think there is a considerably high percentage of those who could be available for this.

But of course, there are other products that are available, many of which are generic. So we think that we’ll be a subsegment of that market. Currently if you think about it, of those 10 million patients out there who could potentially be in need, there is only about 75,000 who are currently taking Ranexa.

So clearly, this has tremendous potential in this area and I think as an under-resourced product currently, and we certainly can add a lot of value to that.

Kevin, is there anything you want to weigh in on the commercial aspect of that?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

I think our first and foremost target, Thomas, will be the so-called refractory chronic angina patients. That’s about one million patients. As John says, with a treatment level of only 75,000 patients, even relating that to the one million refractory angina patients, that is basically patients who are treated but still are symptomatic. There is very high potential in just that first segment of chronic angina, and that will be very much our focus in relaunching this product.

John Milligan - Gilead Sciences - President & COO

Thomas, the second part of your question was about the patent situation. And as you can imagine, we have done extensive diligence on this patent with our own team. We’ve worked with the CV team and we’ve talked to outside experts, so we are very confident that this is a patent that will be defendable.

Of course, as you know in this world, all patents get challenged and we would, of course, expect this one like all our other patents to get challenged as they come off Hatchman-Wax exclusivity.

Susan Hubbard - Gilead Sciences - IR

Operator, can we have the next question, please?

Operator

Yaron Werber, Citi.

Yaron Werber - Citi - Analyst

Good morning, thanks for taking my question. So I’ve got two questions for you guys. I’ve been following Ranexa for a long time, and I’ve got to tell you I’ve done a lot of work on this drug and we’ve not been big bulls of this compound. And if you look at the growth trajectory even with the new label, it is not really overly promising.

So I guess what I’m curious about is what is it you are seeing that perhaps the market hasn’t seen so far, and what are your expectations for Europe?

And then secondly, the $292 million in convertible debt that CV Therapeutics has, is that included in the $1.4 billion or is that separate? Thanks.

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Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Hi, Yaron, it’s Kevin. I will take the first part of your question. Obviously, there is a history behind these products. You’ve followed it very closely. It was inhibited in its uptake by its label, which was corrected in November. And if you look at the label now, it is a very, very clean label. It’s very specific. The downsides of the label have been taken out in terms of the QT. And I think it’s a very powerful label for a product that really doesn’t have any competition once patients have gone into the refractory setting and have gone through the standard therapies.

I think the other part to it, of course, is that CV themselves didn’t have all the resource they would have liked to really relaunch these products, and I think that is where our expertise can come in. So I think we have now a very, very strong asset in terms of the product. I think the reimbursement landscape is improving significantly in terms of the tiering and the ability to have the product reimbursed, and again, that is linked to the improved label.

Certainly, in terms of our operational resources at Gilead, we will be very much putting our shoulder behind this. And the other thing to say as well is that I think, again because of resources, CVT haven’t had as much medical affairs support. I think with the Merlin study, the ability to mine that data set, increase the resource around medical scientists in the field, there’s a great deal of opportunity to support this product.

John Martin - Gilead Sciences - Chairman & CEO

Kevin, you might mention we’re also triangulated (inaudible).

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Absolutely, yes. We have had both formal market research hereon, and we’ve also had people sit with us in this office. To be honest with you, some of them didn’t really know a lot about Ranexa. And again, I think that has come from the ability to have the necessary resources and the rightsizing of field force to get repeated promotional messages to the target audience. And we hope that in combination with the 170 sales representatives and looking at perhaps supplementing that, we can give this product the type of intensity and quality medical education support.

John Milligan - Gilead Sciences - President & COO

Yaron, your second part was about the convertible debt. Robin.

Robin Washington - Gilead Sciences - SVP & CFO

Right, yes. The $292 million convertible debt is included in the overall purchase price.

Yaron Werber - Citi - Analyst

I don’t know if you guys can hear me, but just your thoughts on Europe and for Menarini Group’s ability to really market the product. And just given how — the potential price of the compound in Europe and the relative modest efficacy, how big of a product or how attractive is this compound really going to be in Europe where pricing is very important?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Well, Menarini do have expertise in cardiovascular. I think they are very enthusiastic. You’ve got a market size when you go outside the big five, big five and additional countries, that is larger in terms of chronic angina than the US market. So I think this product does have potential. There will be the usual challenges around pricing and reimbursement relative to the cheap generics, but I think the potential is there.

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Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Operator

Sapna Srivastava, Morgan Stanley.

Sapna Srivastava - Morgan Stanley - Analyst

Hi. I had like more of a broad strategic question, just with the experience of Letairis and now this acquisition. How do you feel comfortable, like what data points should we look for? How do you feel comfortable that you will be able to grow Ranexa and that your continued focus in cardiovascular will play out to be successful, especially if we take Letairis as somewhat more of a challenging launch?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

It’s Kevin. The first thing to say is that we are totally 100% concentrating on Letairis, Letairis promotion, and the resources that we’ve put behind it will not be affected in any shape or form by today’s news. So our field force, our heads down. We’re making really solid progress, gaining market share and that is going to continue. For all intents and purposes, we will have two separate field forces.

There will be a little bit of overlap between the cardiologists treating PAH and obviously potential to use Ranexa. But we are essentially going to be using two dedicated and separate field forces.

Sapna Srivastava - Morgan Stanley - Analyst

And assuming your success of darusentan, how much of the sales force would you need to expand or change?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

The other very great opportunities, as we’ve said in the call earlier, we have the potential now to lay the groundwork for the launch of darusentan. We have the lion’s share of the resource in this acquisition that will launch darusentan. There will be some interventional cardiologists who we will be promoting Ranexa to who probably don’t treat hypertension, and there will be some physicians like renal physicians, like endocrinologists, that we’ll also have to consider with darusentan.

But with this large cardiology audience now, they will be the real beef of the promotion of darusentan. So both in terms of quantity and the ability to learn the market now and get to know the target audience for darusentan, I think it is a win-win.

Sapna Srivastava - Morgan Stanley - Analyst

Thanks.

Operator

Mark Schoenebaum, Deutsche Bank.

Mark Schoenebaum - Deutsche Bank - Analyst

Hey, guys. Thanks for taking my question. Two questions as instructed. First, we were all I think very impressed with Gilead’s discipline when you issued your 2009 financial guidance. And you I think guided to an SG&A expense in 2009 that was relatively flat in dollars and I think down as a percent of revenue.

I know you are not going to provide specific guidance here, but is that a general margin trend that we should be reconsidering over the intermediate to long-term now?

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Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

John Milligan - Gilead Sciences - President & COO

Mark, it’s John. I don’t think I would consider it that way. If you think about what is going to happen this year, we will have additional revenues from Ranexa and the other products from CVT, as well as additional expenses for that. As we talked about the flatness year over year post-guidance, we have talked about the fact that this isn’t necessarily a trend that we can keep up where it’s going to be flat. We will have to invest in the future, especially as we come up into product launches.

So as we see it, in some senses it’s a slight acceleration on expenses that we would have later undertaken for darusentan launch should that product come out the way we hope it will that will accelerate into this year. But we’re offsetting it by revenues this year, and next year in fact, we will grow revenues higher than expenses related to what I would call the CVT franchise. So I do think we can get some very good leverage going into the future.

But we haven’t yet modeled this out for next year because we haven’t made decisions on how big a sales force we are going to have and what other things we will do in terms of investments for the Company. So I can’t give you the specific picture, but I can tell you that this I think provides us a very attractive financial opportunity, as well as a capability opportunity for the Company.

Mark Schoenebaum - Deutsche Bank - Analyst

Thank you very much. And the second question if I may. Strategically, this acquisition seems to make — I think would seem to us, to most street observers, to make a lot of sense if we can all get some comfort that darusentan is going to be a very meaningful drug. It’s not a blockbuster. But to date, at least my interpretation of your public statements have been fairly conservative on darusentan, mainly around — not around efficacy but around the ultimate label you are going to get, and whether that label would be a class label that would reflect some of what is on the Letairis label and thus limit the market. Perhaps similar to what Ranexa has gone through over the years where it took many, many years to get the label cleaned up.

Would you mind sharing your updated thoughts on this compound, and should we interpret this as a signal around a shifting opinion on darusentan?

John Milligan - Gilead Sciences - President & COO

The darusentan opinion hasn’t shifted. We don’t have any data yet. We won’t have any data on darusentan until the second quarter. But I would say this about this acquisition, which is I think that having the CVT team on board with their clinical and regulatory expertise, this gives us a much, much better chance of having that better label going forward than not.

And you are right, if you think about one of the earlier questions about Ranexa, it was launched with a very, very challenging label. And I think the CVT team did an excellent job of running studies and changing the label in a way I think most people predicted they could not. So it tells me they’ve got considerable thoughtfulness in the way they do things, a very good clinical regulatory team, and I think that team will be instrumental in helping us make darusentan a better drug than it otherwise would be. So I think this capability gives it a very good chance of being a significant product for us.

Mark Schoenebaum - Deutsche Bank - Analyst

Okay, thanks. I appreciate it.

Operator

Geoff Meacham, JPMorgan.

Geoff Meacham - JPMorgan - Analyst

Thanks for taking the question. So not to focus too much on this about the sales force size, but could you talk a little bit about — assuming that darusentan does come out positive, how you see a Ranexa/darusentan sales force just in terms of size? I guess what people are fearful of is that this could lead us down the path of more of a primary care focus where you could lose a lot of the SG&A leverage.

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Hi, Geoff. It’s Kevin. First thing to say in terms of Ranexa. In terms of the relaunch, it is still very, very, very much a cardiology sale. So as we look at the resources that we require, as we look at the size and shape of the new Ranexa team, it is all going to be about cardiology. That is where angina is. First and foremost, we want to really penetrate that refractory chronic angina market.

I think our thinking right now is that likewise, darusentan will also be a specialist product. And I’m a great believer in making sure that you walk before you run and that you get the specialist market on board before you would take it any broader than that. So again, coming back to one of the reasons why we have done this deal, we think the synergy by having a cardiology field force for obviously the relaunch of Ranexa, as well as the platform for darusentan, is a very compelling one.

Geoff Meacham - JPMorgan - Analyst

Then a follow-up question just on the cost side. What are your thoughts on the pipeline? How would you prioritize it beyond label expansion for Ranexa, and have you estimated any cost synergies in this agreement from R&D?

John Milligan - Gilead Sciences - President & COO

Geoff, there is a number of very attractive programs in the R&D pipeline, and we’re going to be working with our colleagues at CVT over the future to determine whether we continue those programs in-house or whether we partner those programs. Personally, I’m pretty excited about most of them. So I want to take a hard look at them before I consider any partnering.

Even things like Lexiscan, the myocardial perfusion imaging agent, that is not partnered yet in Europe. And I think we will take a hard look at that before we make a decision on partnering, given the strong launch that we’ve seen in the United States where that product is performing much better than anticipated and has a great deal of enthusiasm from the folks in the field who use this product.

So there are tremendous opportunities for us. We also have opportunities outside of North America and Europe, for example, Lexiscan in Japan. So there is lots of different ways that we can either partner or determine to build the Company based on this product portfolio. And I am quite enthusiastic about some of the Phase I and research programs.

So we’re very interested in providing the resources for the future so that these products can be developed to a point where we can determine the maximum value.

Geoff Meacham - JPMorgan - Analyst

Okay, thanks.

Operator

Geoff Porges, Sanford Bernstein.

Geoff Porges - Sanford Bernstein - Analyst

Thanks very much for taking the question. Congratulations on getting up so early out there. A couple other questions on the expense side. Just the SG&A side, looks like that CV is carrying about $140 million to $150 million a year, and you’ve already talked about bolstering that for the relaunch. But obviously, some of that is going to have some redundancy there.

So as we are modeling that, could you give us a sense of whether we should be expecting that to be sort of net flat once it’s incorporated into Gilead or whether there is likely to be a reduction or increase there?

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Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

And then secondly, could you just give us a sense of the exposure of Ranexa to Medicare and also — Medicare Part D and also to Medicaid? Thanks.

John Milligan - Gilead Sciences - President & COO

So, Jeff, on the first part of that, as we model — if you just take CVT as a stand-alone entity, they were projecting to lose a little bit of money this year and projected by most people to be positive next year, which I think is the right way to think about it. So they would have a net income that would be positive for the first time.

So as we model this, we certainly will try to continue along those lines. And as we said in the press release, we expect this to be dilutive this year and then neutral to accretive next year and accretive thereafter. But as you can imagine, we are going to manage expenses very tightly. We’re going to create an area where there are a minimum number of redundancies as we go forward. We are going to take this company forward the way we manage expenses here. So things won’t change from that perspective.

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Jeff, this is Kevin. The second part of your question, as I think you know, this is a very managed market, cardiovascular market, so it’s very tightly managed, particularly with the propensity for generic agents. You’ve also got to consider that there is a strong elderly population in angina. Approximately half your population of angina patients are above the age of 65.

So when I look at Ranexa, approximately 80% of patients currently are either commercial or private pay for Medicare Part D. So you’ve got a large proportion essentially go through managed care, either as a private pay or as Part D.

I have to say that I’ve been very impressed with the national accounts team at CVT. They’ve done a great job recently with the updated label, and they’ve got I think a good proportion of the plans now into the Tier 2 status so with reasonable co-pays, which I think will reduce the barriers now to uptake of Ranexa.

Geoff Porges - Sanford Bernstein - Analyst

Thanks very much.

Operator

Phil Nadeau, Cowen & Company.

Phil Nadeau - Cowen & Company - Analyst

Good morning. Thanks for taking my questions. My first question is potential breakup fee. Obviously, CVT was in a battle with Astellas. Is there a breakup fee in your transaction? If so, how much?

John Milligan - Gilead Sciences - President & COO

Phil, this is John. There is a breakup fee. It’s really a standard breakup fee in the range of 2% to 4%.

Phil Nadeau - Cowen & Company - Analyst

Okay, great. My second question is a follow-up to the previous question, I guess, on the cost synergies. We here at Cowen project that CVT was going to cut about $80 million to $100 million R&D expense run rate. Can you give us some sense of how accurate that is going to be as part of Gilead? Is that more than you’re going to spend on their R&D programs, less? Just some quantitative understanding would be appreciated.

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

John Milligan - Gilead Sciences - President & COO

You know, CVT publicly didn’t break out their specific R&D expenses from their K. They just came in with a general range, which the midpoint is about $260 million total expenses for the year. So as we’re not a combined company, I can’t give you any additional insight into the CVT business. We’ll be able to talk about that after we close and we can give you some greater insight into that as we get into our next quarterly call.

Phil Nadeau - Cowen & Company - Analyst

Thank you.

Operator

Bill Tanner, Leerink Swann.

Bill Tanner - Leerink Swann - Analyst

Thanks for taking the questions. First one, I guess John mentioned it. You mentioned it sort of in passing on the 311 data coming out of the second quarter; that is still kind of the guidance. Is there any better indication as to early or late in the second quarter?

John Martin - Gilead Sciences - Chairman & CEO

No, unfortunately, we are just going to stick with second quarter.

Bill Tanner - Leerink Swann - Analyst

Okay, thanks. And then I guess for Kevin, to me it seems like this makes a lot of sense in terms of forward integrating into the cardiovascular market. So just trying to think again on the potential overlap between Ranexa and darusentan. And I know that I think you guys have been talking about focusing on the nephrologist, the cardiologist, where class label might not be that offputting in terms of using it, darusentan, for refractory hypertension patients.

So longer term, you think at least initially the 170 sales reps and then adding some more, you will most likely have some decent overlap in terms of the call point? And then if the drug looks like it’s selling better, is the contemplation then to expand it beyond the specialists?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Hi, Bill. I would say more than decent. I would say a very significant platform is now in place for us to learn the market and to launch darusentan off. Right now, CVT have a call audience of approximately 20,000 cardiologists. Some of those are interventional cardiologists who are obvious targets for Ranexa, and then the bulk are your medical non-interventional cardiologists.

Obviously, that big bulk are our prime target audience, always were for darusentan. So we really, really have the lion’s share of the specialist launch for darusentan. We will, as I said earlier, have to think about some peripheral targets like the renal physician, like the endocrinologist for diabetes. But basically, we have the big bulk of the audience for darusentan covered.

I have to say that I think it’s the collective view here that we are seeing darusentan as very much a specialist launch. I think as we see the uptake going into and through the launch of darusentan, then I think we will cross the bridge on whether we want to take it outside that specialist audience into primary care.

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Bill Tanner - Leerink Swann - Analyst

So then if I could, one real quick follow-up. So then at base case at steady state, what would you think a reasonable number of sales reps would be?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Not going to be able to give you that this morning, Bill. But we are going to take a close look and see if some additional resource is required beyond the 170 that CVT have got today.

Bill Tanner - Leerink Swann - Analyst

Okay, thanks, and congrats on something that I think makes a lot of sense.

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Thank you.

Susan Hubbard - Gilead Sciences - IR

Thanks, Bill.

Operator

Michael Aberman, Credit Suisse.

Michael Aberman - Credit Suisse - Analyst

Thanks for taking my call. I guess my first question is a comment to last question. We’re talking here about darusentan and (technical difficulty) and you’re making a very large investment in a sales force in the cardiac space, and we haven’t seen the Phase III data. And my concern here is you’re committing to this product and the launch, no matter what the product profile looks like. That’s not always a prudent way of looking at drug development and commercialization.

I wonder if you can comment on that and what your expectations are. What gives you such confidence in a product where there have been failures in the past and sort of hypertensive in a very competitive marketplace, in a very cost-conscious marketplace, etc.?

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Let me say first and foremost, Michael, it’s not that way around. The asset that —.

Susan Hubbard - Gilead Sciences - IR

Michael, we’ve got a lot of static on your line.

Michael Aberman - Credit Suisse - Analyst

Sorry.

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Kevin Young - Gilead Sciences - EVP, Commercial Operations

The asset that CVT have, Ranexa, we think is a phenomenal product with a huge potential. With this new label, it doesn’t have any competition. And certainly when you have moved on from the classical long-acting nitrates, beta-blockers, calcium antagonists, this product has a really strong role to play in symptomatic relief, no bradycardia. Now in the labeled the improvement in Hb1c. There is a very, very strong profile for this product.

So we are very much seeing this purchase today with CVT as around Ranexa. That is what we are doing this for. So the additional benefit it has is the potential to provide us with a platform for darusentan.

John Milligan - Gilead Sciences - President & COO

Mike, I think the simple way to think about it is this makes sense if darusentan is successful and it makes sense if darusentan is not successful. So either way it worked for us, which is why there was no point in waiting, and clearly we couldn’t wait. So it made an awful lot of sense to us to do it now.

Michael Aberman - Credit Suisse - Analyst

This is obviously a quote/unquote white knight bid, I guess they call this. To what extent are you willing to — given your comments now about it being a phenomenal product with a high potential, we haven’t seen other bidders come in that may have more expertise in cardiovascular that see this asset and share that same view as you. How committed are you to pursuing this, in the event of the bidding continues?

John Milligan - Gilead Sciences - President & COO

We are very committed to this process and to this asset. I think this is a very important thing for Gilead, so we are committed.

Michael Aberman - Credit Suisse - Analyst

Regardless of price or —?

John Milligan - Gilead Sciences - President & COO

There is nothing in this world that is regardless of price.

Michael Aberman - Credit Suisse - Analyst

Thanks.

Operator

Joel Sendek, Lazard Capital Markets.

Joel Sendek - Lazard Capital Markets - Analyst

Hi, thanks. From the last few conference calls, I certainly got the impression that your plate was full with a lot of things in your pipeline. So along those lines, I’m wondering if this reflects any lack of confidence in other pipeline compounds other than darusentan or the HIV franchise, or if this is just natural company growth and diversification?

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

John Milligan - Gilead Sciences - President & COO

I’ll get to the second part of this. No, there is nothing in our pipeline that we lack confidence in. What we have been saying specifically is that we have a very full pipeline, and that there is really nothing that we need to do at this time to continue to run the Company the way we are.

However, we have been saying, given the environment and given the opportunities out there, that this year it might make sense for us to do something, but that we would keep the bar very high in terms of the kinds of things that we are likely to do. And CVT clearly met and exceeded that bar in terms of what it could do for the Company and the future of the Company, and that is why it was an important thing for us to do now.

Joel Sendek - Lazard Capital Markets - Analyst

Can you talk a little bit about the relaunch? Is the potential for Ranexa contingent from a CV perspective on this deal going through and adding the reps that you guys are going to add, and how should we model that out?

John Milligan - Gilead Sciences - President & COO

From CVT’s perspective? Well, I think it’s hard to answer that. I think that this is a product, as Kevin says, that deserves more resources than it has and deserves a lot more medical affairs and medical education support than they’ve been able to put behind the product. As we have talked to doctors and really talked to the practicing cardiologists, they have been touched only infrequently by the sales force of CVT.

So it is clear that with a little promotional effort and with a lot more educational effort, we can really start to educate people on this kind of product. It had a bad label, so you are starting from a negative, and that requires expert resources to turn people around. And I think that is the resource that we can bring to this marketplace.

Joel Sendek - Lazard Capital Markets - Analyst

Thank you.

Operator

Jason Kantor, RBC Capital Markets.

Jason Kantor - RBC Capital Markets - Analyst

Thanks for taking my questions, and congratulations on another big move here. I guess a lot of my questions have been answered, but a couple that are left. How did you derive the value here? How do you come up with a valuation to support this deal?

John Milligan - Gilead Sciences - President & COO

We aren’t going to break down the individual parts of it. But as you can imagine, there’s quite a bit of it that is valued on future revenues and profits from Ranexa, also Lexiscan royalties as well. In fact, we modeled it as not only royalties in the US but royalties in the EU, so we haven’t modeled it as such as a product that we would sell.

We certainly modeled it in terms of some synergies across the organizations, the considerable NOLs that they have that are valuable to us, the cash on hand net of the debt that they have. And that got us to a pretty comfortable place, given the forecast we think we have for Ranexa.

Jason Kantor - RBC Capital Markets - Analyst

And other acquisitions you’ve done, you’ve kept — in some cases, you’ve kept the organization somewhat freestanding. Others you sort of dissolved it and just kept the key assets. How do you see this going forward? Will you consolidate everything in Foster City or are you going to be running a Palo Alto division as well, and what does that mean for costs?

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

John Milligan - Gilead Sciences - President & COO

We haven’t worked out exactly where people are going to go, but I can say that the CVT people are a very important part of this acquisition. And we will work with the team there to make sure that we have the best campus or campuses available, depending on the cost and availability of space.

Jason Kantor - RBC Capital Markets - Analyst

All right, thank you.

Operator

Maykin Ho, Goldman Sachs.

Maykin Ho - Goldman Sachs - Analyst

Just a question about the patent expiry. I know that you mentioned earlier, but didn’t really specify any timeframe. Am I correct in understanding that generic manufacturers can actually file something early in 2010 on the NCE?

John Milligan - Gilead Sciences - President & COO

Yes, Maykin. So the patents on Ranexa expire in 2019, but the product was launched three years ago. So under Hatch-Waxman legislation, that exclusivity would expire in January of 2011. But that means as early as early as January of 2010, a patent — generic manufacturers could file an ANDA, and then we would go through the standard processes that you go through when these things happen, including a 30-month stay and all the associated back-and-forth lawsuits. So that would be the process that we would expect this to undergo.

Maykin Ho - Goldman Sachs - Analyst

But the (inaudible) patent expired already, right?

John Milligan - Gilead Sciences - President & COO

That is correct, that is correct. There are nine different patents. Most of them are contingent upon certain exposures of the extended release and formulations.

Maykin Ho - Goldman Sachs - Analyst

Okay, thanks.

Operator

Jim Birchenough, Barclays Capital.

Jim Birchenough - Barclays Capital - Analyst

Hi, guys, just a couple of follow-up questions. This is a market that hasn’t seen a new drug for 20 years or a new category of drug. And to your point, you’ve talked to physicians that don’t seem to know much about the drug. There may be a lot of patients parked at the primary care physician level not feeding into the cardiologist. So I’m just trying to get a sense of how you expand this drug without going beyond the current prescribing base.

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FINAL TRANSCRIPT

Mar. 12. 2009 / 8:30AM ET, GILD - Gilead Sciences Agrees to Acquire CV Therapeutics for $20.00 Per Share

Kevin Young - Gilead Sciences - EVP, Commercial Operations

Hi, Jim, it’s Kevin. I do think to your very point that we have an important educational job. And certainly from our discussions with CVT, they’re starting to make inroads into that with the 170 representatives. But first and foremost, you’ve got to educate your specialists. And with increased medical education resource that John referred to, I think we can do that. And that is going to be — that is going to be our focus.

I think we can then start to think about if we want to take it beyond that specialist audience, how we would do it. Right now, CVT are actually engaging in a test market through some contract resource in primary care. We will want to look at that and assess that and work with them to understand why they were doing that.

But we will get into that, hopefully, in the next few months and then start to think about what would be a longer-term game plan. But I do want to stress our focus, first and foremost, will be penetration into the refractory angina market through the cardiologist.

Susan Hubbard - Gilead Sciences - IR

Operator, forgive me for jumping in here. We are getting pretty close to market open, so I just want to say thank you very much, all of you, for joining us. We are out of time for questions right now, but we are happy to take your calls when we are back in our offices shortly. We appreciate your continued interest in Gilead and look forward to talking to you all. Thanks so much.

Operator

Ladies and gentlemen, that does conclude our conference for today. You may all disconnect, and thank you for participating.

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